

June 27, 2008

Mail Stop 7010

Via U.S. mail

Dr. Kiril A. Pandelisev
Chief Executive Officer and Chairman of the Board
CRC Crystal Research Corporation
4952 East Encanto Street
Mesa, Arizona 85205

Re: **CRC Crystal Research Corporation**
        Registration Statement on Form S-1
        Filed on: May 30, 2008
        File No.: 333-151309

        CRC Crystal Research Corporation
        Form 10-KSB for the fiscal year ended December 31, 2007
        Filed on: March 28, 2008
        File No.: 000-52472

        CRC Crystal Research Corporation
        Form 10-Q for the period ended March 31, 2008
        Filed on: May 12, 2008
        File No.: 000-52472

        CRC Crystal Research Corporation
        Form 8-K
        Filed on: May 12, 2008
        File No.: 000-52472

Dear Mr. Pandelisev:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are missing information about the selling shareholders in accordance with Item 507 of Regulation S-K. Please include it in your next amendment. Please be sure that you account for all shares being registered for resale.

2. Please confirm that the offering price is intended to be fixed at $0.001 per share. We note your disclosure on page 25 regarding company's intention to be listed for quotation on the Over-the-Counter Bulletin Board which listing would presumably create a market for your shares.

3. We note your disclosure concerning third party experts in the third risk factor on page 8. Please note that it is inappropriate to disclaim responsibility for the statements made in your prospectus. Please revise to remove any implication that you are trying to disclaim your responsibility for the statements made in your prospectus.

4. Please be sure to update your disclosures throughout your prospectus.

Registration Statement Cover Page

5. Please revise to include the name, address, including zip code, and telephone number, including area code, of your agent for service.

Outside Front Cover of Prospectus

6. In accordance with Item 501(b)(3) of Regulation S-K, please disclose the total amount of the net proceeds to be received by the selling shareholders.

7. Please include a reference to the page number where risk factor disclosure is found in accordance with Item 501(b)(5) of Regulation S-K.

Prospectus Summary, page 5

8. Please disclose here that you have received a going concern opinion from your auditors.

9. In the second paragraph of the General Information About Our Company discussion, you refer to Mr. Pandelisev and the "sole officer and director" of the company. Based on your disclosures starting on page 30 of the prospectus, we note that Mr. Pandelisev is no longer the sole director and officer of the company. Please revise your disclosure accordingly.

10. You state that you plan on raising capital to fund the company's manufacturing operations. Please disclose the sources of capital that the company has targeted and any ongoing discussions with potential funding sources.

Risk Factors, page 6

11. We note that the subcaption of a number of risk factors does not adequately describe the risk as required by Item 503(c) of Regulation S-K. For example, we note the second risk factor on page 7 and the fourth risk factor on page 8. Please revise your disclosures accordingly.

12. It is unclear why the risk factor "Certain stockholders may be subject to taxation of dividends" on page 10 represents a current material risk since you are not in a financial position to pay any dividends. If this risk is not currently material, please remove it.

13. Please correct the "placement memorandum" reference in the last risk factor on page 10 and in the italicized language at the top of page 6.

Determination of Offering Price, page 14

14. We note your statement that the offering price has been arbitrarily determined and bears no relationship to any objective criterion of value. Yet, in footnote 1 to your calculation of registration fee on your registration statement cover page, you state that the price paid for the currently issued and outstanding stock "was valued at $.001 per share." Please reconcile these statements.

Plan of Distribution, page 14
Offering will be Sold by Our Officers and Director, page 14

15. Based on your cover page disclosure, it appears that you are registering a resale by selling shareholders. If true, please revise this section to explain how the selling shareholders plan to distribute their securities.

Interest of Named Experts and Counsel, page 16

16. Please correct the date of your audited financial statements in the second paragraph of your disclosure.

Description of Business, page 16

General

17. We note your funding needs discussion in the risk factor "Our business is dependent on raising capital to begin operations" on page 6. Please expand your disclosure here by indicating how you are budgeting the estimated $1,000,000 in funding and what kind of growth you expect to achieve in the next 12 months, including the estimated funds required for the growth phase. Please disclose significant steps or milestones and any expenditures that will need to be made in order to reach these steps or milestones. Also, it is not clear from your disclosure whether you have developed a prototype of any of your products or whether you are in the process of developing one.

18. Your business discussion should include a comprehensive discussion of your technology and the basis of your management's belief that your products will be superior to the ones of your competitors (we note the first paragraph of your Strategy discussion on page 20). For example, include in your discussion information regarding the required capacity of crystal production to enter the market place, enable revenue recognition and compete effectively against well-established competitors, as well as whether your products are intended for all of the applications you disclose on page 19 of the prospectus or for certain selected applications by disclosing what they are.

19. In accordance with Item 101(h)(4)(v) of Regulation S-K, please disclose the sources and availability of raw materials that will be used in the business.

General Information, page 16

20. Please disclose if the company had any operations from the time of its inception in 1993 until its merger in 2006, and the nature of these operations. Please explain briefly the reasons why you have not yet been able to commercialize the licensed technology.

Strategy, page 20

21. Please disclose with whom you are currently negotiating to become the sodium iodide crystal supplier and the current status of those negotiations. We make a similar observation about your disclosure in the sixth paragraph regarding your work with consultants to become a "crystal supplier to the major oilfield services companies." Please explain how you intend to become of supplier to major oilfield service companies when you have yet to develop a product.

22. In the fifth paragraph (top of page 21), please explain what you mean by the company, "<u>directly or indirectly</u>, plans to deploy system to work seamlessly."

Status of any Publicly Announced new Products, page 21

23. Please disclose whether you have developed or whether you are in the process of developing any of the fourteen categories of products listed on page 21.

24. Since you have not yet generated any revenues, please revise your disclosure to refer to the various corporations listed in your disclosure as potential customers of your future products. Also, please explain the statement that you will revisit discussions with these companies for the sale of your products. To the extent necessary, please expand your disclosure to discuss the character, frequency and timing of your prior discussions with these potential customers.

Sources and Availability of Products, page 22

25. Please expand your disclosure by identifying the products which you intend to roll out first and why you have chosen to enter the market with these products. We note your disclosure at the end of the second paragraph of your Dependence on One or Few Major Customers discussion on page 22.

Dependence on One or a Few Major Customers, page 22

26. In the first paragraph on page 23, please revise your disclosure to clarify and properly characterize your relationship with Halliburton, the contractual basis upon which Halliburton provided you with the specification requirements and the right to use their laboratory. Disclose the location of such laboratory and whether you are currently conducting any activities there. Also, please provide a specific time frame as opposed to "some time ago" in your revised prospectus.

Patents and Trademarks, page 23

27. Please disclose the material terms of the SCT licensing agreement, including among others: (i) the effective date of the agreement; (ii) scope of license; (iii) payment terms; (iv) duration; (v) whether the company has a non-exclusive right to new inventions and other intellectual property developed by Mr. Pandelisev and SCT after the effective date of the licensing agreement (we note your disclosure about pending patent applications); and (vi) termination. Please file the licensing agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

28. We note that in the "Our business is dependent on licensed technology" risk factor on page 6, you state that you and SCT "have agreed to review and extend

the licensing agreement, until September 25, 2010." Please clarify here whether the parties have executed a written amendment to the licensing agreement extending the September 25, 2008 deadline. Please file the amendment as an exhibit.

29. To the extent material to the business, please identify the duration of the licensed patents by focusing your discussion on patents which are about to expire and the impact that the expiration of the patents is expected to have on your business.

Environmental Laws, page 25

30. In accordance with Item 101(h)(4)(xi) of Regulation S-K, please disclose whether compliance with the various environmental laws and regulations would have a material effect on your business.

Employees and Employment Agreement, page 25

31. Please disclose the current number of employees of the company in accordance with Item 101(h)(4)(xii) of Regulation S-K.

Market for Common Equity and Related Stockholder Matters, page 25

32. In accordance with Item 201(b) of Regulation S-K please disclose the number of your shareholders as of the most recent practicable date.

Management's Discussion and Analysis or Plan of Operation, page 27

33. Please revise the sentence that follows your table showing balance sheet data, as you are registering a resale transaction and have indicated in Note 3 to your financial statements that you plan to seek funding from your shareholders and other qualified investors.

34. You indicate that you have generated no revenue and have incurred total losses of $919,453 through December 31, 2007. However, your financial statements indicate that you have incurred total losses of $923,853 since inception. Please revise your disclosure accordingly.

35. Please revise your disclosure to include a discussion of your financial condition, changes in your financial condition and results of operations. As required by Item 303 (a)(1) through (4) of Regulation S-K, your revised disclosure should include a discussion of the following:

- Liquidity;
- Capital Resources;

- Results of Operations; and
- Off-Balance Sheet Arrangements.

Please also revise the title of this section to Management's Discussion and Analysis of Financial Condition and Results of Operations. See also SEC Release No. 33-8876 Smaller Reporting Company Regulatory Relief and Simplification, effective February 4, 2008.

36. Please include a discussion that follows the guidance in SEC Financial Reporting Release 16, Uncertainty about an Entity's Continued Existence. Please revise your filing to provide a more robust discussion of your going concern issues, including but not limited to the following:

- Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties;
- Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way;
- Detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented; and
- A reasonable, detailed discussion of your ability or inability to generate sufficient cash to support operations.

Directors, Executive Officers, Promoters and Control Persons, page 30

37. Please revise to disclose the information required by Item 401(g) of Regulation S-K regarding promoters and control persons.

Background Information about our Officers and Directors, page 30

38. Please note that in accordance wit Item 401(e)(1) of Regulation S-K, you need to indicate the principal occupation(s) and employment for each named officer and director during the past five years. Please revise the biographical information for Messrs. Pandelisev, Searock Jr., Meyers, Ostrogorsky and Motakef, accordingly.

Executive Compensation, page 33
Summary Compensation Table, page 33

39. Please include compensation information for fiscal year 2007 and 2006. In addition, it appears that you are using the old executive compensation tables *and related transactions disclosure*. For registration statements filed on or after December 15, 2006, that are required to include Items 402 and 404 of Regulation S-K disclosures for fiscal years ending on or after December 15, 2006, the filings must comply with the requirements adopted by the Commission and published in Release No. 33-8732A. Please revise to update the tables and include the Directors Compensation table. For guidance, you may wish to refer to our

compliance and disclosure interpretations on executive compensation and related person disclosure, both of which are available in the Division of Corporation Finance's section under "SEC Divisions" on the Commission's website at www.sec.gov.

Employment Contracts and Officers' Compensation, page 34

40. To the extent applicable, please expand your disclosure to provide a brief summary of the other materials terms of the employment agreements, such as payment terms in connection with any terminating event. Please file the employment agreements as exhibits. We may have additional comments.

Security Ownership of Certain Beneficial Owners and Management, page 34

41. Please provide the information intended to be in footnote (3) or remove the footnote in your table.

42. To the extent applicable, please identify which shares are not currently owned, but may be acquired within 60 days in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act.

43. In accordance with Item 403(b) of Regulation S-K, please indicate the total number of shares beneficially owned by the officers and directors as a group.

Certain Relationship and Related Transactions, page 35

44. You disclose that you currently do not have any conflicts of interest by and among you, your management, directors, key employees and advisors. However, SCT is an entity controlled by Mr. Pandelisev and SCT's license to you is non-exclusive, which may give rise to potential conflicts of interests among you, SCT and Mr. Pandelisev. Please revise your disclosure accordingly and include appropriate risk factor disclosure.

45. Please include here disclosure about the SCT licensing agreement.

46. In Note 5 to the financial statements on page F-11 you discuss that during the fiscal year ended December 31, 2007 Mr. Pandelisev loaned the company $21,556 in the form of a non-interest bearing demand loan. If any loans continue to be outstanding, please include here a similar disclosure and identify the currently outstanding loan amount due to Mr. Pandelisev.

Financial Statements

General

47. Please revise your Form S-1 to include your interim financial statements for the quarter ended March 31, 2008 in accordance with Article 8-03 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

48. Your auditor's opinion indicates that you have accumulated a loss of $919,453 through December 31, 2007. However, your financial statements indicate that you have accumulated losses of $923,853 through December 31, 2007. Please have your auditor revise its opinion, accordingly.

Balance Sheet, page F-3

49. Your balance sheet indicates that you have issued and outstanding shares of 12,327,805 on December 31, 2007. However, on pages 14, 15 and F-5, you indicate that there were 12,327,449 shares issued and outstanding at December 31, 2007. Please revise your filing accordingly so that the figures are consistent.

Statement of Operations, page F-4

50. Please appropriately classify all expenses on your Statement of Operations as either operating expenses or non-operating expenses pursuant to Rule 5-03.2 through .9 of Regulation S-X.

51. Please disclose and tell us the facts and circumstances that resulted in you recording a gain on expiration of debt of $230,000. Your response should describe the original terms of the debt, any terms modified while the debt was outstanding and the circumstances surrounding the expiration and/or write-off of the debt resulting in the $230,000 gain. Please cite the accounting literature used to support your conclusion.

52. We note that you have recorded a gain on write-down of deferred compensation of $660,000. On page F-10, you indicate that your CEO agreed to forgive any claim for this accrued compensation of $660,000. Please note that the forgiveness of debt by a related party typically should be considered as a capital transaction. Please tell us how you considered footnote 1 in paragraph 20 of APB 26 in determining your current accounting treatment for the forgiveness of accrued compensation by your CEO.

53. Please revise your Statement of Operations to label your net loss for each period presented. Please also revise "(loss) per share" to include both basic and diluted

loss per share.

54. Please revise your Statement of Operations to include basic and diluted loss per share for cumulative period from March 22, 1993 to December 31, 2007. Please also disclose the basic and diluted weighted average ordinary shares outstanding for the same period.

Statement of Cash Flows, page F-5

55. It appears that your Statement of Cash Flows and Statement of Stockholder's Deficit do not present the correct title for each corresponding statement. Please revise accordingly.

56. Please revise your Statement of Stockholder's Deficit to include all periods from inception through December 31, 2007 in accordance with paragraph 11(d) of SFAS 7.

Note 2. Summary of Significant Accounting Practices, page F-7

57. Please disclose your accounting policy for research and development costs. Please refer to SFAS 2.

58. Please revise your earnings per share accounting policy to disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented. See paragraphs 13 and 40(c) of SFAS 128.

Note 3 – Going Concern, page F-8

59. Please revise your disclosure to indicate that you had accumulated losses of $923,853 instead of $919,453.

Note 4. Stockholders' Equity, page F-9

Common Stock, page F-9

60. During fiscal 2006, 2007 and the fiscal quarter ended March 31, 2008, you have issued common shares for goods and services. Please disclose the method of estimating the fair value of the goods or services received or the fair value of the equity instruments granted (or offered to grant) during the periods as required by paragraph 64(c) and 65 of SFAS 123R. Please also tell us what consideration you gave to EITF 96-18 in accounting for equity instruments that are issued for good and services.

61. We note your disclosure in the second paragraph on page F-9 that you registered 4,000,000 common shares and 2,000,000 options to purchase common shares on a Form S-8. Please revise your disclosure to indicate (as you do on page 35) that this registration statement was subsequently withdrawn.

Note 6 – Provision for Income Taxes, page F-11

62. Please revise your disclosures to include a reconciliation using percentages or dollar amounts of (a) the reported amount of income tax expense attributable to continuing operations for the year to (b) the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations as required by paragraph 47 of SFAS 109.

Note 7 – Commitments and Contingencies, page F-13

63. You disclose in the second paragraph of Note 7 that you are obligated to pay SCT a license fee of $50,000 when you raise at least $50,000 in capital. However, it appears from Article VIII of the License Agreement with SCT filed as Exhibit 10.1 to your Form 8-K on May 12, 2008 that the $50,000 license fee is not due until $500,000 in capital has been raised. Please clarify so that we may better understand the terms of your license agreement with SCT and revise your filing accordingly.

Part II

Other Expenses of Issuance and Distribution, page 38

64. We note that you have not listed any accounting fees. Please tell us how the auditors were compensated for their auditing services.

Recent Sales of Unregistered Securities, page 38

65. In your Certain Relationships and Related Transactions discussion on page 35 you disclose that both filings for registration of certain securities were withdrawn on May of 2008. Please revise your disclosure in the third paragraph accordingly.

66. In accordance with Item 701(d) of Regulation S-K, please disclose the basis for the exemptions claimed in connection with the sale of unregistered securities.

Exhibits, page 40

67. In Note 9 to the financial statement on page F-12 we note your disclosure about the Mirador Consulting agreement. To the extent material, please include a brief description of the material terms of the Mirador agreement in the Business section

and file the agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

68. Please delete your Form 10-Q for March 31, 2008 as an exhibit and update your registration statement as necessary to reflect any new material information.

Exhibit 5 – Legal Opinion

69. Please revise the second half of paragraph #2 of the legal opinion to state that the shares covered by the registration statement are legally issued, fully paid and nonassessable.

Signatures

70. Please revise to identify your principal accounting officer or controller and your principal financial officer.

Form 10-KSB For The Year Ended December 31, 2007

71. Please amend your Form 10-KSB to include the disclosures concerning disclosure controls and procedures required by Item 307 of Regulation S-K.

72. Please amend your Form 10-KSB to include the statement required by Instruction 1 to paragraphs (a) and (b) of Item 308T of Regulation S-K. This statement should indicate that you are not required to include a report of management's assessment of internal control over financial reporting because of a transition period established by the SEC for newly public companies.

73. Please confirm that there were no changes in internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected or are reasonable likely to materially affect your internal controls over financial reporting. Please refer to Item 308(c) of Regulation S-K.

Form 10-Q For The Quarterly Period Ended March 31, 2008

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Practices
Earnings per Share, page 9

74. Given your January 22, 2008 consulting agreement with Mirador Consulting as disclosed on page F-12 of your Form S-1, please tell us and revise your future filings beginning with your Form 10-Q for the quarterly period ended June 30, 2008 to disclose how vested and unvested restricted shares issued upon execution

of the agreement were considered in your calculation of basic and diluted earnings
per share. See paragraphs 10 and 109 of SFAS 128.

<u>Item 4. Disclosure Controls and Procedures, page 19</u>

75. Please state your conclusion about the effectiveness of disclosure controls and
procedures while providing the complete definition of disclosure controls and
procedures. Alternatively, you may simply state that your disclosure controls and
procedures are effective, or not effective, without providing any part of the
definition of disclosure controls and procedures that is included in Exchange Act
Rules 13a-15(e) and 15d-15(e).

76. Please confirm that there were no changes in internal control over financial
reporting during the quarter ended March 31, 2008 that have materially affected
or are reasonable likely to materially affect your internal controls over financial
reporting. Please also revise future filings beginning with your next Form 10-Q to
include this disclosure as required by Item 308(c) of Regulation S-K.

<u>Form 8-K Filed On May 12, 2008</u>

<u>Change in Shell Company Status, page 3</u>

77. We note your disclosure on page 3 that you intend to amend your previous filings
on Forms 10-Q and 10-K to correct filing errors. So that we may fully understand
the extent of your errors, please tell us in greater detail, the nature of the errors
and the extent of corrections you intend to make to previously issued filings.

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Green, Staff Accountant at (202) 551-3733 or Lisa Haynes, Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3708 with any other questions.

Sincerely,

Lesli Sheppard
Special Counsel

cc: Joseph Lambert Pittera, Esq. (via facsimile @ (310) 328-3063)
       Law Offices of Joseph Lambert Pittera
       2214 Torrance Boulevard
       Torrance, California 90501